Form 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2007
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
1-7-1, KONAN, MINATO-KU,
TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Nobuyuki Oneda

(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer
Date: September 27, 2007

List of materials
Document attached hereto:
1.	Press Release stating that Sony and Toyota Industries Agree to Integrate “ST Liquid Crystal Display Corporation” and“ST Mobile Display Corporation” Management.

Sony Corporation
Toyota Industries Corporation
September 26th, 2007
Sony and Toyota Industries Agree to Integrate “ST Liquid Crystal Display Corporation”
and “ST Mobile Display Corporation” Management
Sony Corporation (hereafter Sony) and Toyota Industries Corporation (hereafter Toyota Industries) today announced an agreement to integrate management of their ST Liquid Crystal Display Corporation (hereafter STLCD) and ST Mobile Display Corporation (hereafter STMD) joint ventures, and establish a new company effective December 1st, 2007. STLCD and STMD currently manufacture low-temperature polysilicon thin film transistor liquid crystal displays (hereafter LTPS-TFT-LCD) panels for mobile products.
Sony and Toyota Industries established STLCD in October 1997, combining each company’s respective strengths in the production of LTPS-TFT-LCD panels. Responding to additional increases in demand, Sony and Toyota Industries established STMD in March 2005 as a second manufacturing base, achieving further business expansion. With this management integration, the companies will unify manufacturing functions, and facilitate more efficient and responsive management operations with the aim of reinforcing business competitiveness.
Following its establishment, principal management of the new company will be assigned to Sony, and, through a series of share purchase transactions, it will become a wholly owned subsidiary of Sony by March 31, 2009.
(When the new company is established on December 1st, 2007 Sony’s share will be 86% and Toyota Industries 14%.)
Through this integration, Sony will seek to further streamline decision-making and enhance management responsiveness within its mobile product LCD business. Meanwhile, Toyota Industries will concentrate resources on the core business segment such as automobile and material handling businesses, and also leverage experiences and know-how that have been acquired through LCD panel production for the expansion of those businesses.

Outline of ST Liquid Crystal Display Corporation (STLCD)

Establishment:	October 22nd, 1997
Capitalization:	23 billion yen
Investment Breakdown:	Sony 50%, Toyota Industries 50%
Executives:	President and representative director: Kenji Ogura
Location:	50 Ooazaogawa azakamifunaki higashiura-cho, Chita-gun, Aichi Prefecture
Production Capacity:	40,000 panels/month (unit size: 600×720mm)
Employees:	1076 (at the end of August, 2007)
Outline of ST Mobile Display Corporation (STMD)

Establishment:	March 31st, 2005
Capitalization:	100 million yen
Investment Breakdown:	Sony 80%, Toyota Industries 20%
Executives:	President and representative director: Hisao Hayashi
Location:	800 Ichimiyake, Yasu-shi, Shiga Prefecture
Production Capacity:	25,000 panels/month (unit size: 550×650mm)
Employees:	394 (at the end of August,2007)
Press Inquiries :
Sony Corporation, Corporate Communications
Tel : +81-(0)3-6748-2200
Toyota Industries Corporation
Tel: +81-566-27-5157